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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

NEXT LEVEL COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

65333U 10 4
(CUSIP Number)

Michelle M. Warner
Motorola, Inc.
1303 East Algonquin Road, Schaumburg, IL 60196
(847) 576-5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2003
(Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.    ☐

        Note:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on the following pages)
(Page 1 of 8 pages)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65333U 10 4	13D

1.	Name of Reporting Persons. Motorola, Inc. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group. (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only.

4.	Source of Funds (See Instructions).

5.	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant to Items 2(d) Or 2(e). ☐

6.	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned	7.	Sole Voting Power.
		196,008,238 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.)

By Each	8.	Shared Voting Power. 0

Reporting Person With	9.	Sole Dispositive Power.
		196,008,238 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.)

	10.	Shared Dispositive Power. 0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person.
196,008,238 (Includes 40,186,630 shares of common stock which are subject to warrants currently exercisable within 60 days, 13,824,884 shares of common stock subject to Series A Convertible Preferred Stock, 51,387,000 shares of common stock subject to Series A-1 Convertible Preferred Stock, and 26,506,000 shares of common stock subject to Series A-2 Convertible Preferred Stock.)

12.	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent Of Class Represented By Amount In Row (11) 89.67%

14.	Type Of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

        This Amendment No. 7 to Schedule 13D, relates to the Common Stock, par value $0.01 per share (the "Shares"), of Next Level Communications, Inc., a Delaware corporation ("Next Level") and amends and supplements all information contained in the initial statement on Schedule 13D (the "Initial Statement") filed on January 14, 2000, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 filed on June 15, 2001, March 6, 2002, April 30, 2002, July 3, 2002, October 7, 2002 and December 20, 2002, respectively, by Motorola, Inc., a Delaware corporation ("Motorola").

        Next Level's principal executive offices are at 6085 State Farm Drive, Rohnert Park, California 94928.

Item 2. Identity and Background.

        Item 2 is amended and restated to read as follows:

          (a)—(c), (f)This Statement is being filed by Motorola. Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, Illinois 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include: (i) Software-enhanced wireless telephone, two-way radio, messaging products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) end-to-end systems for the delivery of interactive digital video, voice and high-speed data solutions for broadband operations; (iii) embedded semiconductor solutions for customers in the networking and computing, transportation wireless communications and digital consumer/home networking markets; and (iv) embedded electronic systems for automotive, industrial, transportation, navigation, communications and energy systems markets.

        The names, business addresses and present principal occupations or employment of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola's knowledge, except as noted on Appendix 1, all directors and executive officers of Motorola are citizens of the United States.

          (d)—(e)Neither Motorola, nor to the best of Motorola's knowledge, any of the directors or executive officers listed on Appendix 1 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of transaction.

        Item 4(a)—(j) is amended to include the following:

        Proposed Going Private Transaction

        On January 13, 2003, Motorola announced that it intended to commence a tender offer to acquire all of the outstanding share of common stock of Next Level at a price of $1.04 in cash. The proposal was made public on January 13, 2003. The press release is filed as an exhibit herewith and is incorporated by reference herein. Also filed as an exhibit hereto is the letter sent to the Chairman of Next Level's Board of Directors advising him of the tender offer and the Questions and Answers Regarding the Tender Offer Transaction issued by Motorola.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

        Item 6 is amended to include the following:

        See "Item 4. Purpose of Transaction" for a description of the announcement by Motorola on January 13, 2003. This description is subject to, and qualified in its entirety by reference to, the press release, and answers to questions, each of which have been filed as exhibits herewith.

Item 7. Material to be Filed as Exhibits.

        Item 7 is amended to include the following:

  99.1
  Text of Press Release, issued by Motorola on January 13, 2003.

  99.2
  Letter, dated January 12, 2003, from Motorola to the Chairman of Next Level's Board of Directors

  99.3
  Questions and Answers For Motorola, Inc. Tender Offer For Next Level Communications Common Stock, issued by Motorola on January 13, 2003.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2003

MOTOROLA, INC.
By:	/s/ DONALD F. MCLELLAN
Name:	Donald F. McLellan
Title:	Corporate Vice President

Appendix 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA, INC.

        The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60106.

Name and Business Address Citizenship	Principal Occupation or Employment
Christopher B. Galvin	Chairman of the Board and Chief Executive Officer
Michael S. Zafirovski	President and Chief Operating Officer
Francesco Caio Via Caldera 21 20153 Milano, Italy Italian Citizenship	Chief Executive Officer Netscalibur
H. Laurance Fuller Primary Business Center 1111 E. Earrensville Road, #257 Naperville, IL 60563	Retired. Formerly Co-Chairman of Board of Directors BP Amoco, p.l.c.
Anne P. Jones 5716 Bent Branch Road Bethesda, MD 20816	Consultant
Judy C. Lewent Merck & Co., Inc. One Merck Drive Whitehouse Station, NJ 08889	Executive Vice President and Chief Financial Officer Merck & Co., Inc.
Dr. Walter E. Massey Morehouse College 830 Westview Drive, SW Atlanta, GA 30314	President Morehouse College
Indra K. Nooyi PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577	President and Chief Financial Officer PepsiCo, Inc.
Nicholas Negroponte Massachusetts Institute of Technology Media Laboratory 20 Ames Street, E15-210 Cambridge, MA 02139	Chairman Massachusetts Institute of Technology Media Laboratory
John E. Pepper, Jr. Procter & Gamble Co. One Procter & Gamble Plaza Cincinnati, OH 45202	Chairman of the Board of Directors Proctor & Gamble Co.

Samuel C. Scott III CPC International, Inc. 6500 Archer Road Summit-Argo, IL 60501	Chairman and Chief Executive Officer Corn Products International
Douglas A. Warner III J.P. Morgan Chase & Co. 345 Park Avenue, 11th Floor New York, NY 10154	Retired. Formerly Chairman of the Board J.P. Morgan Chase & Co.
B. Kenneth West Retired Chairman of the Board Harris Bankcorp, Inc. 32196 North River Road Libertyville, IL 60048-4247	Senior Consultant for Corporate Governance to Teachers Insurance and Annuity Associate—College Retirement Equities Fund
Dr. John A. White University of Arkansas 425 Administration Building Fayetteville, AR 72701	Chancellor University of Arkansas

EXECUTIVE OFFICERS OF MOTOROLA, INC.
(WHO ARE NOT ALSO DIRECTORS OF MOTOROLA, INC.)

Name	Title
Robert L. Barnett	Executive Vice President
Gregory Q. Brown	Executive Vice President and Chief Executive Officer Commercial, Government and Industrial Solutions Sector
Dennis J. Carey	Executive Vice President and President and Chief Executive Officer Integrated Electronic Systems Sector
Eugene A. Delaney	Executive Vice President and President Global Relations and Resources Organization
David W. Devonshire	Executive Vice President and Chief Financial Officer
Glenn A. Gienko	Executive Vice President and Motorola Director of Human Resources
A. Peter Lawson	Executive Vice President, General Counsel and Secretary
Thomas J. Lynch	Executive Vice President and President Personal Communications Sector
Daniel M. Moloney	Executive Vice President and President Broadband Communications Sector
Adrian R. Nemcek	Executive Vice President and President Global Telecom Solutions Sector
Fred (Theodore) A. Shlapak Canadian Citizenship	Executive Vice President and President Semiconductor Products Sector
Leif G. Soderberg	Senior Vice President and Director Global Strategy and Corporate Development
Padmasree Warrior	Senior Vice President and Chief Technology Officer

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  Item 1. Security and Issuer.
  Item 2. Identity and Background.
  Item 4. Purpose of transaction.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.
  Item 7. Material to be Filed as Exhibits.
SIGNATURE
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA, INC.
EXECUTIVE OFFICERS OF MOTOROLA, INC. (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA, INC.)